October 8, 1996

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:      Interpool Limited -- Registration Statement on
         Form S-1 of 8,797,500 Shares of Common Stock
         (Registration No. 333-06205) (the "Registration Statement")

Ladies and Gentlemen:

Reference is hereby made to the above-referenced Registration Statement, as amended, which has been filed with the Securities and Exchange Commission (the "Commission") by Interpool Limited (the "Company") on June 18, 1996, and amended by Amendment No. 1 to the Registration Statement dated July 2, 1996, Amendment No. 2 to the Registration Statement dated July 22, 1996, Amendment No. 3 to the Registration Statement dated July 26, 1996, Amendment No. 4 to the Registration Statement dated August 6, 1996, Amendment No. 5 to the Registration Statement dated August 7, 1996 and Amendment No. 6 to the Registration Statement dated August 8, 1996.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by the Company to withdraw the Registration Statement. The Company has determined that, in view of current market conditions, it is inadvisable to proceed with the registration and sale of its common stock at this time. In addition, no shares of common stock have been offered or sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, Jeffrey S. Lowenthal of Stroock & Stroock & Lavan at
(212) 806-5509 or, in his absence, Michael A. Golden at (212) 806-5709.

                                            Very truly yours,

                                            INTERPOOL LIMITED


                                             /s/ Raoul J. Witteveen
                                            Raoul J. Witteveen
                                            President, Chief Operating Officer
                                             and Chief Financial Officer